NT 10-K
                   U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C., 20549

                                  FORM 12b-25

                         NOTIFICATION OF LATE FILING

(Check One)

[ X ] Form 10-K and Form 10-KSB
[ ] Form 20-F
[ ] Form 11-K
[ ] Form 10-Q and Form 10-QSB
[ ] Form N-SAR For the Period Ended: Feb. 29, 2000
[ ] Transition Report on Form 10-K and Form 10-KSB
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q and Form 10-QSB
[ ] Transition Report on Form N-SAR For the Transition Period Ended:
____________________
______________________________________________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
______________________________________________________________________________

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_______________________________
______________________________________________________________________________

 Part I - Registrant Information
______________________________________________________________________________

Full Name of Registrant: Atlantic Syndication Network, Inc.

Former Name if Applicable:

Address of Principal Executive Office: 236 South Rainbow Blvd., Suite 468
                                       Las Vegas, NV 89128
______________________________________________________________________________

 Part II - Rules 12b-25(b) and (c)
______________________________________________________________________________

If the subject report could not be filed without unreasonable effort or expense and the registrantseeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[x]

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
______________________________________________________________________________

 Part III - Narrative
______________________________________________________________________________

 The Company has not been able to prepare the Form 10-KSB and EDGARize the financial statements in sufficient time to meet the filing deadline.
______________________________________________________________________________

 Part IV - Other Information
______________________________________________________________________________

(1) Name and telephone number of person to contact in regard to this notification:

Kent Wyatt, (702) 388-8800

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[x] yes [ ] no

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] yes [x] no

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
______________________________________________________________________________
 Atlantic Syndication Network, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 30, 2000

By: /s/ KENT WYATT, SR.
        Kent Wyatt, Sr.
        President